Question 4 continued:
4(a)(i) 60 State Street
4(a)(ii) Suite 700
4(a)(iii) Boston
4(a)(iv) Massachusetts
4(a)(v) 02109
Question 6 continued
Please note that Ankura Trust acts as a Transfer Agent for issuer securities through DTCC for non-full fast issuances. If an issuance needs to close as Full Fast at DTCC, Ankura Trust does not act as Transfer Agent, Huntington National Bank is authorized by the issuer to act in the capacity of Authentication Agent as a Full Fast Transfer Agent. Huntington National Bank does not act as a service provider to Ankura as transfer agent in such cases but itself acts as the transfer agent.
Question 8 continued
8(a)(i) Ankura Intermediate Holdings, LP
8(a)(ii) 12/17/2017
8(a)(iii) Parent Holding Company
8(a)(iv) Sole Member of Ankura Trust Parent, LLC
8(a)(v) n/a
8(a)(i) Ankura Holdings, LP
8(a)(ii) 12/17/2017
8(a)(iii) Parent Holding Company
8(a)(iv) Majority Limited Partner of Ankura Intermediate Holdings, LP
8(a)(v) n/a
8(a)(i) ACG GP, LLC
8(a)(ii) 12/17/2017
8(a)(iii) Parent Holding Company
8(a)(iv) General Partner of Ankura Intermediate Holdings, LP and Ankura Holdings, LP
8(a)(v) n/a
8(a)(i) Madison Dearborn Capital Partners VII-B L.P.
8(a)(ii) 12/17/2017
8(a)(iii) Investor
8(a)(iv) Limited Partner of Ankura Intermediate Holdings, LP and Ankura Holdings, LP and non-economic member of ACG GP,
LLC
8(a)(v) n/a
8(a)(i) Ankura Holdings II, L.P.
8(a)(ii) 12/17/2017
8(a)(iii) MDP structuring entity
8(a)(iv) Limited Partner of Ankura Intermediate Holdings, LP and Ankura Holdings, LP and non-economic member of ACG GP, LLC
8(a)(v) n/a
8(a)(i) Madison Dearborn Capital Partners,VII Executive-B, L.P.
8(a)(ii) 12/17/2017
8(a)(iii) Investor
8(a)(iv) Limited Partner of Ankura Intermediate Holdings, LP and Ankura Holdings, LP and non-economic member of ACG GP, LLC
8(a)(v) n/a
8(a)(i) MDCP VII-C ACG Holdings, L.P.
8(a)(ii) 12/17/2017
8(a)(iii) Investor and MDP structuring entity
8(a)(iv) Limited Partner of Ankura Intermediate Holdings, LP and Ankura Holdings, LP and non-economic member of ACG GP, LLC
8(a)(v) n/a
8(a)(i) Madison Dearborn Partners VII-B, L.P.
8(a)(ii) 12/17/2017
8(a)(iii) General Partner of Investor
8(a)(iv) General Partner of Madison Dearborn Capital Partners VII-B,
L.P.,  Madison Dearborn Capital Partners VII Executive-B, L.P. and
MDCP VII-C ACG Holdings, L.P.
8(a)(v) n/a
8(a)(i) MDCP VII-C ACG Holdings, Inc.
8(a)(ii) 12/17/2017
8(a)(iii) MDP structuring entity
8(a)(iv) Limited Partner of MDCP VII-C ACG Holdings, L.P.
8(a)(v) n/a
8(a)(i) Madison Dearborn Capital Partners VII-C, L.P.
8(a)(ii) 12/17/2017
8(a)(iii) Investor
8(a)(iv) Sole Owner of MDCP VII-C ACG Holdings, Inc.
8(a)(v) n/a
Question 10 Responses
10(a)(1)(i) Univision Services Inc., a subsidiary of Univision Communications Inc., an affiliate under common control with
Ankura Trust Company.
10(a)(1)(ii) Department of Justice (CR No. 10-00731; USA v. Univision Services, Inc.
10(a)(1)(iii) July 7, 2010
10(a)(1)(iv) US District Court for the Central District of California
and FCC
10(a)(1)(v) Univision Services Inc. pled guilty to one count of conspiracy to commit mail fraud in connection with a scheme perpetrated between 2002 and 2006 by a previously divested recording label unit to obtain increased radio broadcast time for certain records and artists pursuant to entry into a plea agreement with the Department of Justice. Another wholly owned subsidiary of Univision Communications Inc., Univision Radio, Inc., concurrently entered into a consent decree addressing the same facts and circumstances with the Enforcement Bureau and the Media Bureau of the Federal Communications Commission (FRN 004945838; In the Matter of
Univision Radio, Inc.; Federal Communications Commission). All terms of the plea agreement and the consent decree were completed without issue. No individual employees of Univision Communications Inc. or its subsidiaries were named in either action.
10(a)(1)(vi) Univision Communications Inc. sold the recording label implicated in the actions to Universal Music Group in 2008.
10(c)(1)(i) Retirement Investment Advisors Inc., a wholly-owned subsidiary of NFP Corp., a company under common control with Ankura Trust Company Bowie, Joseph, Wayne
10(c)(1)(ii) In the Matter of RETIREMENT INVESTMENT ADVISORS, INC.,
RESEARCH  HOLDINGS, LLC, AND JOSEPH WAYNE BOWIE,
10(c)(1)(iii) March 26, 2012
10(c)(1)(iv) SEC
10(c)(1)(v) The SEC alleged that Retirement Investment Advisors Inc. and one of its officers, Joseph Bowie, violated Section 206(2) of the IAA.
The SEC also  alleged that Retirement Investment Advisors Inc. violated
Section 204 of the IAA and Rule 204-2(A)(7)(I). The SEC alleged that one of the registrant's officers violated Section 206(4) of the IAA and Rule
206(4)-8.
10(c)(1)(vi) The SEC imposed civil and administrative penalties and fines of $37,500 for Retirement Investment Advisors Inc. and $25,000 for its officer. The SEC also issued a cease and desist, censure, and required disgorgement of $144,243.09 and interest of $14,724.02.
Lastly the SEC required Retirement Investment Advisors Inc. to engage in an undertaking to engage an independent consultant to engage in a comprehensive review of its policies and procedures regarding valuation and records maintenance and  deliver a report to the SEC. The fines were paid on November 18, 2015 and the payment of the disgorgement and interest was made in March 2016.
10(c)(2)(i) Retirement Investment Advisors Inc., a wholly-owned subsidiary of NFP Corp., a company under common control with Ankura
Trust Company
Bowie, Joseph, Wayne
10(c)(2)(ii) In the Matter of RETIREMENT INVESTMENT ADVISORS, INC.,
RESEARCH HOLDINGS, LLC, AND JOSEPH WAYNE BOWIE,
10(c)(2)(iii) March 26, 2012
10(c)(2)(iv) SEC
10(c)(2)(v) The SEC alleged that Retirement Investment Advisors Inc.
and one of its officers, Joseph Bowie, violated Section 206(2) of the
IAA. The SEC also alleged that Retirement Investment Advisors Inc.
violated Section 204 of the IAA and Rule 204-2(A)(7)(I). The SEC
alleged that one of the registrant's officers violated Section 206(4)
of the IAA and Rule 206(4)-8.10(c)(2)(vi) The SEC imposed civil and administrative penalties and fines of $37,500 for Retirement Investment Advisors Inc. and $25,000 for its officer. The SEC also issued a cease and desist, censure, and required disgorgement of $144,243.09 and interest of $14,724.02.
Lastly the SEC required Retirement Investment Advisors Inc. to engage in an undertaking to engage an independent consultant to engage in a comprehensive review of its policies and procedures regarding valuation and records maintenance and deliver a report to the SEC.
The fines were paid on November 18, 2015 and the payment of the disgorgement and interest was made in March 2016.
10(c)(4)(i) Retirement Investment Advisors Inc., a wholly-owned subsidiary of NFP Corp., a company under common control with Ankura
Trust Company
Bowie, Joseph, Wayne
10(c)(4)(ii) In the Matter of RETIREMENT INVESTMENT ADVISORS, INC.,
RESEARCH HOLDINGS, LLC, AND JOSEPH WAYNE BOWIE,
10(c)(4)(iii) March 26, 2012
10(c)(4)(iv) SEC
10(c)(4)(v) The SEC alleged that Retirement Investment Advisors
Inc. and one of its officers, Joseph Bowie, violated Section 206(2)
of the IAA. The SEC also alleged that Retirement Investment Advisors
Inc. violated Section 204 of the IAA and Rule 204-2(A)(7)(I). The
SEC alleged that one of the registrant's officers violated Section
206(4) of the IAA and Rule 206(4)-8.10(c)(4)(vi) The SEC imposed civil and administrative penalties and fines of $37,500 for
Retirement Investment Advisors Inc. and $25,000 for its officer.
The SEC also issued a cease and desist, censure, and required disgorgement of $144,243.09 and interest of $14,724.02.
Lastly the SEC required Retirement Investment Advisors Inc. to engage in an undertaking to engage an independent consultant to engage in a comprehensive review of its policies and procedures regarding valuation and recordsmaintenance and deliver a report to the SEC. The fines were paid on November 18, 2015 and the payment of the disgorgement and interest was made in March 2016.
10(d)(3)(i) Guardsman US, LLC
10(d)(3)(ii) In the Matter of Guardsman US, LLC, Order Number
19-028 Order Suspending Certificate of Registration No. 501264
10(d)(3)(iii) March 18, 2019
10(d)(3)(iv) State of Washington, Office of Insurance
Commissioner
10(d)(3)(v) Failure to file its annual report by the required due for the yearending December 31, 2018.
10(d)(3)(vi) Reinstated on April 1, 2019 by Order 19-0128.
10(d)(3)(i) WS Aftermarket Services Corporation
10(d)(3)(ii) In the Matter of WS Aftermarket Services Corporation,
Order Number 19-0129 Order Suspending Certificate of Registration
No. 263438
10(d)(3)(iii) March 18, 2019
10(d)(3)(iv) State of Washington, Office of Insurance Commissioner 10(d)(3)(v) Failure to file its annual report by the required due for the yearending December 31, 2018.
10(d)(3)(vi) Reinstated July 22, 2019 by Order 19-0358
10(d)(3)(i) Warrantech Automotive, Inc.
10(d)(3)(ii) In the Matter of Warrantech Automotive, Inc., Order
Number. 19-0111 Order Suspending Certificate of Registration No.
500301
10(d)(3)(iii) March 5, 2019
10(d)(3)(iv) State of Washington, Office of Insurance Commissioner 10(d)(3)(v) Its filed financial statements indicate entity appears to be insolvent (i.e., liabilities exceed assets).
10(d)(3)(vi) Pending Washington Office of Insurance Commissioner's review of its amended and corrected year end 2018 financial information.
10(d)(3)(i) Warrantech Consumer Product Services Inc. of Florida 10(d)(3)(ii) License Revocation
10(d)(3)(iii) September 2, 1994
10(d)(3)(iv) Kansas Insurance Department
10(d)(3)(v) Failure of designated producer to renew his individual producer license
10(d)(3)(vi) Status: Warrantech Consumer Product Services Inc.
re-submitted a non-resident business entity producer license in Kansas in August 2001 and was granted the license in September
17, 2001.
10(f)(1)(i) Towergate Underwriting Group Limited, an entity in common control with the applicant.
10(f)(1)(ii) Not Applicable
10(f)(1)(iii) July 13, 2016
10(f)(1)(iv) UK Financial Conduct Authority
10(f)(1)(v) The FCA brought an enforcement action against TUGL, an insurance intermediary which during its normal business operations holds both client and insurer money. TUGL accumulated a shortfall of
12.6 million pounds in its client and insurer money accounts, which due to significant systems and control weaknesses went undetected for several years.
10(f)(1)(vi) The FCA imposed a civil money penalty of 2,632,000 pounds.
10(g)(i) Excess Reinsurance Underwriters Agency, a subsidiary of NFP
Corp., an affiliate under common control with Ankura Trust Company. 10(g)(ii) Stanford Hospital v. Excess Reinsurance Underwriters Agency et al
10(g)(iii) Filed July 1, 2019
10(g)(iv) Superior Court of the State of California, County of Santa
Clara
10(g)(v) Excess Reinsurance Underwriters Agency and NFP Property &
Casualty Services, Inc., two subsidiaries of NFP Corp., an affiliate under common control with Ankura Trust Company are currently subject of private civil litigation alleging fraud and other claims relating to sale of insurance. The litigation was brought by the insured party and does not involve the federal, state or foreign insurance or securities regulators. Complaints were filed by the insured and these claims are currently being actively defended.
10(g)(i) NFP Property & Casualty Services, Inc., a subsidiary of NFP
Corp., an affiliate under common control with Ankura Trust Company. 10(g)(ii) Ali Dibaei v. NFP Property & Casualty Services, Inc.
10(g)(iii) Filed May 1, 2019
10(g)(iv) Superior Court of the State of California, County of Los
Angeles
10(g)(v) Excess Reinsurance Underwriters Agency and NFP Property &
Casualty Services, Inc., two subsidiaries of NFP Corp., an affiliate under common control with Ankura Trust Company are currently subject of private civil litigation alleging fraud and other claims relating to sale of insurance. The litigation was brought by the insured party and does not involve the federal, state or foreign insurance or securities regulators. Complaints were filed by the insured and these claims are currently being actively defended.
10(i) While in the ordinary course of business, various affiliates of Ankura Trust Company may have security interests taken as collateral against their assets; to the best of our knowledge, there are currently no tax liens or extraordinary unsatisfied judgments against such Ankura Trust Company or its control affiliates.